Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

    Attention Business/Financial Editors:
    Penn West Energy Trust announces 2006 second quarter results

    CALGARY, Aug. 14 /CNW/ - PENN WEST ENERGY TRUST (TSX - PWT.UN; NYSE -
PWE) is pleased to announce its results for the second quarter ended June 30,
2006.
    <<
    -------------------------------------------------------------------------

    Petrofund Merger

    -  On June 30, 2006, Penn West Energy Trust ("Penn West") and Petrofund
       Energy Trust ("Petrofund") announced that all court and regulatory approvals required to effect the merger of the trusts had been received. As the unitholders of both trusts also approved the merger at their respective unitholder meetings, all conditions precedent to the merger were satisfied and the merger was completed. The merger of
       Penn West and Petrofund created the largest conventional energy trust in North America with a current enterprise value of approximately
       $12 billion. The new Penn West has a diversified portfolio of conventional oil and natural gas assets approximately balanced between oil and natural gas, a significant inventory of undeveloped land, coal bed methane opportunities, plus significant resource-play potential in the Peace River Oil Sands of Northern Alberta and CO2 enhanced oil recovery in the Pembina, Swan Hills, Midale and Weyburn light oil pools. While the June 30, 2006 balance sheet reflects the merger, the results of operations and cash flows of Petrofund are not included in this press release and will be combined with those of Penn West from
       July 1, 2006.

    Financial Results

    -  Net income increased 267 percent to $220 million ($1.34 per unit, basic) in the second quarter of 2006 compared to $60 million ($0.37 per unit, basic) in the same period of 2005 mainly due to higher liquids prices and a future income tax recovery of $74 million in the second quarter of 2006 and a $54 million stock-based compensation charge in the second quarter of 2005. Net income in the second quarter of 2006 was 53 percent higher than the $144 million ($0.88 per unit, basic) realized in the first quarter of 2006 also due to the future income tax recovery. The future income tax recoveries were primarily due to corporate income tax rate reductions enacted by the Federal,
       Alberta and Saskatchewan Governments in the second quarter of 2006.

    -  Cash flow (1) of $265 million ($1.59 per unit, basic) in the second quarter of 2006 was three percent higher than the cash flow of
       $257 million ($1.58 per unit, basic) realized in the second quarter of
       2005 due to higher liquid prices.

    Operations

    -  Production averaged 93,242 boe per day in the second quarter of 2006.
       Crude oil and liquids production averaged 48,599 barrels per day for the quarter and natural gas production averaged 268 mmcf per day for the quarter. Average daily production was negatively impacted by scheduled facility turnarounds and wet weather in the quarter. In addition, the commencement of miscible flood injection activities at the South Swan Hills enhanced oil recovery project reduced reported production volumes. Second quarter production was four percent lower than the first quarter of 2006.

    -  During the second quarter of 2006, Penn West drilled a total of 27 net wells in its core areas including 5 net gas wells and 21 net oil wells.

    Governance

    -  On June 28, 2006, our unitholders approved all director nominations to
       Penn West's Board including three former Petrofund directors: Jeffery
       E. Errico, Frank Potter and James E. Allard. Mr. Errico was the
       President and Chief Executive Officer of Petrofund Energy Trust.

    Commencement of Trading on the New York Stock Exchange

    -  On June 22, 2006, Penn West's trust units commenced trading on the New
       York Stock Exchange ("NYSE") under the ticker symbol "PWE". Penn West is pleased to be listed on the NYSE and believes it will result in improved liquidity for all of Penn West's unitholders and improved access to U.S. capital markets.

    HIGHLIGHTS

                             Three months ended         Six months ended
                                   June 30                   June 30
    ($ millions, except  ----------------------------------------------------
     per unit and                             %                          %
     production amounts)   2006     2005   Change     2006     2005   Change
    -------------------------------------------------------------------------
    Financial

    Gross revenues      $ 452.5  $ 424.2        7  $ 886.4  $ 829.5        7
    Cash flow(1)          264.7    257.0        3    507.9    517.1       (2)
      Basic per unit       1.59     1.58        1     3.08     3.19       (3)
      Diluted per unit     1.56     1.49        5     3.03     3.07       (1)
    Net income            220.5     59.7      269    364.9    126.6      188
      Basic per unit       1.34     0.37      262     2.22     0.78      185
      Diluted per unit     1.31     0.34      285     2.18     0.75      191
    Capital expenditures,
     net                  105.8     99.4        6    263.8    301.1      (12)
    Total debt, at
     period end         1,369.7    890.4       54  1,369.7    890.4       54
    Distributions paid    167.4        -        -    324.3        -        -
    Dividends paid      $     -  $  10.8        -  $     -  $  17.5        -

    Operations

    Daily production
      Natural gas
       (mmcf/d)           267.9    295.7       (9)   267.4    292.4       (9)
      Light oil and NGL
       (bbls/d)          29,974   32,011       (6)  30,755   33,109       (7)
      Conventional
       heavy oil
       (bbls/d)          18,625   18,622        -   19,648   18,781        5
    -------------------------------------------------------------------------
    Total production
     (boe/d)(2)          93,242   99,910       (7)  94,968  100,623       (6)
    -------------------------------------------------------------------------

    Average sales price
      Natural gas
       ($/mcf)          $  6.14  $  7.41      (17) $  7.12  $  7.14        -
      Light oil and NGL
       ($/bbl)            71.96    59.05       22    66.93    57.48       16
      Conventional
       heavy oil ($/bbl)  52.85    31.22       69    41.29    29.63       39

    Netback per boe(2)
      Sales price         51.33    46.66       10    50.26    45.18       11
      Risk management      2.00        -        -     1.30     0.36      261
    -------------------------------------------------------------------------
      Net sales price     53.33    46.66       14    51.56    45.54       13
      Royalties            9.09     8.17       11     9.24     8.06       15
      Operating expenses  10.26     8.89       15    10.07     8.70       16
      Transportation       0.60     0.61       (2)    0.64     0.63        2
    -------------------------------------------------------------------------
      Operating netback $ 33.38  $ 28.99       15  $ 31.61  $ 28.15       12
    -------------------------------------------------------------------------
    (1) Cash flow is a non-generally accepted accounting principles ("GAAP")
        term and represents cash flow from operating activities before changes in non-cash working capital, cash option payments, and asset retirement expenditures and includes realized foreign exchange gains.
        Please refer to the calculation of cash flow table on the first page of the Management's Discussion and Analysis.
    (2) Barrels of oil equivalent (boe) are based on six mcf of natural gas equals one barrel of oil (6:1).

    DRILLING PROGRAM
                             Three months ended        Six months ended
                                  June 30                    June 30
                     --------------------------------------------------------
                            2006          2005          2006          2005
                     --------------------------------------------------------
                       Gross   Net   Gross   Net   Gross   Net   Gross   Net
    -------------------------------------------------------------------------
    Natural gas           12     5      18    18      80    64     110   108
    Oil                   23    21      15    14      64    55      62    58
    Dry                    1     1       4     4      11    11      11    11
    -------------------------------------------------------------------------
    Total wells           36    27      37    36     155   130     183   177
    -------------------------------------------------------------------------
    Success Rate               96%           89%           92%           94%
    -------------------------------------------------------------------------

    UNDEVELOPED LANDS
                                                        As at June 30
                                                -----------------------------
                                                  2006       2005   % change
    -------------------------------------------------------------------------
    Gross acres (000s)                           4,825      5,408        (11)
    Net acres (000s)                             4,305      5,109        (16)
    Average working interest                       89%        94%         (5)
    -------------------------------------------------------------------------

    In the first half of 2006, Penn West increased its undeveloped land holdings in the Peace River Oil Sands and added 362,000 net acres of undeveloped land on the Petrofund merger.

    FARM OUT ACTIVITY
                                       Three months ended   Six months ended
                                              June 30             June 30
                                       --------------------------------------
                                          2006      2005      2006      2005
    -------------------------------------------------------------------------
    Wells drilled on farm out lands(1)      26        25        54        67
    -------------------------------------------------------------------------
     (1) Wells drilled on Penn West lands, including re-completions and re-
         entries, by independent operators pursuant to farm out agreements.

    CORE AREAS

                              Net wells drilled         Undeveloped land
                            for the three months       as at June 30, 2006
    Core Area                ended June 30, 2006    (thousands of net acres)
    -------------------------------------------------------------------------
    Central                                 6                          1,409
    Plains                                 21                          1,177
    Northern                                -                          1,719
    -------------------------------------------------------------------------
                                           27                          4,305
    -------------------------------------------------------------------------

    TRUST UNIT DATA

                             Three months ended         Six months ended
                                   June 30                   June 30
                         ----------------------------------------------------
                                              %                          %
    (millions of units)    2006     2005   Change     2006     2005   Change
    -------------------------------------------------------------------------
    Weighted average:

      Basic               165.8    162.0        2    164.6    162.0        2
      Diluted             168.7    168.6        -    167.6    168.6       (1)

    Outstanding:
     (as at June 30)
      Basic                                          235.3    163.1       44
      Basic plus trust
       unit rights                                   246.0    170.7       44
    -------------------------------------------------------------------------

    On June 30, 2006, Penn West issued 70.7 million trust units on the closing of the Petrofund merger.

                          LETTER TO OUR UNITHOLDERS
    -------------------------------------------------------------------------
    >>

    Penn West Energy Trust completed the merger with Petrofund Energy Trust on June 30, 2006. Petrofund's assets produce approximately 40,000 barrels of oil equivalent per day, predominately from long life light oil and natural gas properties. In connection with the merger, Penn West Energy Trust was listed on the New York Stock Exchange on June 22, 2006 under the symbol PWE. On a combined basis, the new Penn West has assets with productive capacity of approximately 134,000 barrels of oil equivalent per day generating forecast annualized cash flow of approximately $1.5 billion per year, making us the largest conventional energy trust in North America.
    Immediately following unitholder and court approval of the merger, we physically integrated the combined head office and field operations staff of the new Penn West Energy Trust. As part of the merger, we are pleased to announce that three former Petrofund directors; James Allard, Jeff Errico and
Frank Potter have agreed to join and strengthen Penn West Energy Trust's Board of Directors.
    Penn West Energy Trust drilled 27 net wells in the second quarter including 21 net oil wells and 5 net gas wells. Our operations in the second quarter were focused in our Plains and Central core areas with drilling activity in the Seal, Wainwright, Atlee and Hoosier fields.
    Wet weather and limited equipment availability affected a number of areas of operation during the second quarter. Notably, efforts to connect all the new horizontal wells at our Seal project were impacted, resulting in a three to four month delay to bring the wells to their full production of 3,000 to
4,000 barrels of oil per day from first quarter rates of 1,000 barrels of oil per day. The delay had a minor impact on our second quarter volumes and on our yearly average volumes. An additional 30 wells are planned at Seal in the second half of 2006 to take production up to our target range of 4,000 to
5,000 barrels of oil per day by year-end. During the quarter, our technical team completed an assessment of our leases in the Peace River Oil Sands area.
The assessment indicates that our lands have a potential resource in place of approximately 6 to 7 billion barrels, and most of our lands are amenable to primary recovery using conventional artificial lift methods.
    At the Pembina CO2 Pilot Project, approximately 0.8 billion cubic feet of carbon dioxide has been injected to date into the Cardium zone. We are encouraged by the results to date and discussions are currently underway with pipeline engineering and construction companies on the construction of a CO2 pipeline between Edmonton and the light oil pools of Pembina and Swan Hills.
    Penn West is committed to a business plan and strategy with focus on both active management and long-term vision with respect to our oil and natural gas assets and also the health and safety of our employees and the public, and minimizing the environmental impact of our operations. Our near term business plan focuses on improving capital and operating efficiency through the development and optimization of our extensive inventory of producing assets that spans the four western provinces of Canada. For the medium term, we focus on opportunities for future cash flows from the farm out of our large, diversified undeveloped land base. In the long-term, we are reviewing our coalbed methane prone lands and are working towards realizing significant production and reserve additions from conventional then enhanced recovery in the Peace River Oilsands area and enhanced oil recovery using CO2 applied to some of Canada's largest light oil pools including Pembina, Swan Hills,
Weyburn and Midale.
    I'd like to thank all of our directors and staff for their efforts that have resulted in a fast and effective integration of Penn West and Petrofund.
Also, on behalf of our staff, I am pleased to advise our unitholders that the
Alberta Ministry of Human Resources and Employment recently recognized Penn
West with a Work Safe Alberta 2005 Best Safety Performer Award, an award presented to only three percent of the employers in Alberta. This award speaks to the effort made by our employees to create a safe workplace for our staff and the public.

    On behalf of the Board of Directors,

    (signed)

    William E. Andrew
    President and CEO

    Calgary, Alberta
    August 14, 2006

    <<
                     MANAGEMENT'S DISCUSSION AND ANALYSIS
                       Six months ended June 30, 2006
    -------------------------------------------------------------------------
    >>

    Management's discussion and analysis ("MD&A") of financial conditions and results of operations should be read in conjunction with the unaudited interim consolidated financial statements of Penn West Energy Trust ("Penn West") for the three and six months ended June 30, 2006, and the audited consolidated financial statements and MD&A of Penn West for the year ended December 31,
2005. The date of this MD&A is August 14, 2006.
    All dollar amounts contained in this MD&A are expressed in millions of
Canadian dollars unless noted otherwise.
    The business environment in which Penn West operates continues to reflect strong oil and natural gas prices, accessible capital markets, low interest rates and a stable regulatory environment.
    Please refer to the end of this MD&A for our disclaimer on forward-looking statements. The calculations of barrels of oil equivalent
("boe") are based on a conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil. This could be misleading if used in isolation as it is based on an energy equivalency conversion method at the burner tip and does not represent a value equivalency at the wellhead.
    References to cash flow, cash flow per unit-basic, cash flow per unit-diluted, and operating netbacks included in this MD&A are considered non-generally accepted accounting principles ("GAAP") measures and may not be comparable to similar measures provided by other issuers. Management utilizes cash flow, as defined in the following table, and operating netbacks to assess financial performance and the capacity of Penn West to fund distributions and future capital programs.

    <<
    Calculation of Cash Flow

                                       Three months ended   Six months ended
                                              June 30             June 30
    ($ millions, except               ---------------------------------------
     per unit amounts)                    2006      2005      2006      2005
    -------------------------------------------------------------------------
    Cash flow from operating
     activities                       $  218.7  $  121.2  $  426.4  $  320.9
    Increase (decrease) in non-cash
     working capital                      43.4     (24.9)     72.0     (41.4)
    Payments for surrendered options         -     134.3         -     141.6
    Environmental expenditures             2.6       3.6       9.5      10.2
    Realized foreign exchange gains          -      22.8         -      85.8
    -------------------------------------------------------------------------
    Cash flow                         $  264.7  $  257.0  $  507.9  $  517.1
    -------------------------------------------------------------------------

    Basic per unit(1)                 $   1.59  $   1.58  $   3.08  $   3.19
    Diluted per unit(1)               $   1.56  $   1.49  $   3.03  $   3.07
    -------------------------------------------------------------------------
    (1) Per unit figures for the periods prior to June 30, 2005 have been restated to reflect the conversion of Penn West common shares to trust units using an exchange ratio of three trust units per share in accordance with the plan of arrangement related to the trust conversion.

    Quarterly Financial Summary
    ($ millions, except per unit and production amounts)(unaudited)

                                             Penn West Energy Trust
                              -----------------------------------------------
                                 June 30   Mar 31   Dec 31  Sept 30  June 30
    Three months ended              2006     2006     2005     2005     2005
    -------------------------------------------------------------------------
    Gross revenues              $  452.5  $ 433.9  $ 554.5  $ 535.0  $ 424.2
    Cash flow                      264.7    243.2    332.6    334.9    257.0
      Basic per unit(1)             1.59     1.49     2.03     2.06     1.58
      Diluted per unit(1)           1.56     1.47     2.03     2.04     1.49
    Net income                     220.5    144.4    241.1    209.5     59.7
      Basic per unit(1)             1.34     0.88     1.48     1.29     0.37
      Diluted per unit(1)           1.31     0.87     1.46     1.27     0.34

    Distributions declared         167.6    162.0    151.8    127.3     42.4
      Per unit                      1.02     0.99     0.93     0.78     0.26

    Dividends declared                 -        -        -        -        -
      Per unit(1)               $      -  $     -  $     -  $     -  $     -

    Production
      Liquids(2) (bbls/d)         48,599   52,226   51,953   51,634   50,633
      Natural gas (mmcf/d)         267.9    266.9    277.5    289.0    295.7
      Total (boe/d)               93,242   96,713   98,205   99,802   99,910
    -------------------------------------------------------------------------

                                  Penn West Petroleum Ltd.
                              ----------------------------
                                 Mar 31   Dec 31  Sept 30
    Three months ended             2005     2004     2004
    ------------------------------------------------------
    Gross revenues              $ 405.3  $ 400.5  $ 384.3
    Cash flow                     260.1    237.8    236.5
      Basic per unit(1)            1.61     1.47     1.46
      Diluted per unit(1)          1.58     1.44     1.44
    Net income                     66.9     68.6     76.7
      Basic per unit(1)            0.41     0.42     0.48
      Diluted per unit(1)          0.41     0.42     0.47

    Distributions declared            -        -        -
      Per unit                        -        -        -

    Dividends declared             10.8      6.7      6.7
      Per unit(1)               $  0.07  $  0.04  $  0.04

    Production
      Liquids(2) (bbls/d)        53,162   53,781   52,966
      Natural gas (mmcf/d)        289.1    307.4    316.0
      Total (boe/d)             101,343  105,007  105,639
    ------------------------------------------------------

    (1) Per unit figures for the periods prior to June 30, 2005 have been restated to reflect the conversion of Penn West common shares to trust units using an exchange ratio of three trust units per share in accordance with the plan of arrangement related to the trust conversion.
    (2) Includes crude oil and natural gas liquids.
    >>

    Petrofund Merger

    As of June 30, 2006, all court and regulatory approvals required to effect the merger of Penn West and Petrofund Energy Trust ("Petrofund") had
been received and the unitholders of both trusts approved the merger at their respective unitholder meetings on June 28, 2006. As all conditions precedent to the merger were satisfied, the merger was completed effective June 30,
2006.
    Petrofund unitholders received 0.6 of a Penn West unit for each Petrofund unit exchanged and also received a special distribution of $1.10 that included an adjustment of $0.10 per unit required to align the distribution dates of the trusts.
    Penn West accounted for the Petrofund merger as a purchase of Petrofund effective June 30, 2006. The results of operations and cash flows from the
Petrofund assets and liabilities assumed will be reflected effective July 1,
2006. Accordingly, while the balance sheet as at June 30, 2006 reflects the transaction, the results of operations and cash flows contained in this MD&A reflect only those of Penn West prior to the merger.

    <<
    RESULTS OF OPERATIONS

    Production

                             Three months ended         Six months ended
                                   June 30                   June 30
                         ----------------------------------------------------
                                              %                          %
    Daily Production       2006     2005   Change     2006     2005   Change
    -------------------------------------------------------------------------
    Natural gas (mmcf/d)  267.9    295.7       (9)   267.4    292.4       (9)
    Light oil and NGL
     (bbls/d)            29,974   32,011       (6)  30,755   33,109       (7)
    Conventional heavy
     oil (bbls/d)        18,625   18,622        -   19,648   18,781        5
    -------------------------------------------------------------------------
    Total production
     (boe/d)(1)          93,242   99,910       (7)  94,968  100,623       (6)
    -------------------------------------------------------------------------
    (1) Barrels of oil equivalent (boe) are based on six mcf of gas equals one barrel of oil (6:1)
    >>

    Natural gas accounted for 48 percent of Penn West's production in the second quarter of 2006 compared to 49 percent in the second quarter of 2005.
Natural declines in reservoir performance due to reduced capital expenditures subsequent to converting to a trust were the main contributors to Penn West's overall production decline. Scheduled downtime for maintenance, injection of natural gas and natural gas liquids at the South Swan Hills enhanced oil recovery project, and wet weather also contributed to lower reported production.

    Commodity Markets

    Natural Gas

    Natural gas prices declined through the first six months of 2006 from near record highs at the end of the prior year due to an unusually warm winter that weakened demand and resulted in relatively high storage levels. Canadian spot gas prices at AECO for the second quarter of 2006 decreased by $3.00/mcf or 33 percent from the prior quarter to average $6.27/mcf.

    Crude Oil

    International crude oil prices continued to strengthen with the benchmark
West Texas Intermediate (WTI) price averaging $70.70 US/bbl in the second quarter of 2006, an increase of $7.22 US/bbl over the prior quarter, and
$17.53 US/bbl, or 33 percent, over the second quarter of 2005. Oil prices have increased to record highs with continued high demand for crude oil and refined products and instability in the Middle East. The Canadian par price for light sweet crude oil increased 20 percent year-over-year, slightly underperforming
WTI, due to a well-supplied crude oil market in Canada and the strengthening of the Canadian dollar relative to the US dollar.
    Canadian Bow River heavy oil differentials to Edmonton Par light oil prices narrowed as demand in the asphalt and residual fuel markets exceeded the normal seasonal demand increase. Also supported by industry initiatives to improve access into US Heavy oil markets, the Canadian Bow River differential to WTI narrowed by 28 percent compared to 2005.

    <<
    Average Sales Prices Received

                             Three months ended         Six months ended
                                   June 30                   June 30
                         ----------------------------------------------------
                                              %                          %
                           2006     2005   Change     2006     2005   Change
    -------------------------------------------------------------------------
    Natural gas ($/mcf) $  6.14  $  7.41      (17) $  7.12  $  7.14        -
    Risk management
     ($/mcf)               0.93        -        -     0.58     0.12      383
    -------------------------------------------------------------------------
    Natural gas net
     ($/mcf)               7.07     7.41       (5)    7.70     7.26        6
    -------------------------------------------------------------------------

    Light oil and liquids
     ($/bbl)              71.96    59.05       22    66.93    57.48       16
    Risk management
     ($/bbl)              (2.11)       -        -    (1.04)       -        -
    -------------------------------------------------------------------------
    Light oil and
     liquids net ($/bbl)  69.85    59.05       18    65.89    57.48       15
    -------------------------------------------------------------------------

    Conventional heavy
     oil ($/bbl)          52.85    31.22       69    41.29    29.63       39
    -------------------------------------------------------------------------

    Weighted average
     ($/boe)              51.33    46.66       10    50.26    45.18       11
    Risk management
     ($/boe)               2.00        -        -     1.30     0.36      261
    -------------------------------------------------------------------------
    Weighted average net
     ($/boe)            $ 53.33  $ 46.66       14  $ 51.56  $ 45.54       13

    -------------------------------------------------------------------------

    Operating Netbacks

                             Three months ended         Six months ended
                                   June 30                   June 30
                         ----------------------------------------------------
                                              %                          %
                           2006     2005   Change     2006     2005   Change
    -------------------------------------------------------------------------
    Natural gas:
    MMCF per day          267.9    295.7       (9)   267.4    292.4       (9)
      Operating netback
       ($ per mcf):
        Sales price     $  6.14  $  7.41      (17) $  7.12  $  7.14        -
        Hedging gain       0.93        -        -     0.58     0.12      383
        Royalties          1.43     1.49       (4)    1.61     1.48        9
        Operating costs    0.97     0.82       18     0.96     0.80       20
        Transportation     0.21     0.20        5     0.22     0.21        5
    -------------------------------------------------------------------------
        Netback         $  4.46  $  4.90       (9) $  4.91  $  4.77        3
    -------------------------------------------------------------------------
    Light oil and NGL:
    Barrels per day      29,974   32,011       (6)  30,755   33,109       (7)
      Operating netback
       ($ per bbl):
        Sales price     $ 71.96  $ 59.05       22  $ 66.93  $ 57.48       16
        Hedging loss      (2.11)       -        -    (1.04)       -        -
        Royalties         10.19     9.06       12    10.31     8.95       15
        Operating costs   16.10    14.93        8    15.75    14.27       10
    -------------------------------------------------------------------------
        Netback         $ 43.56  $ 35.06       24  $ 39.83  $ 34.26       16
    -------------------------------------------------------------------------
    Conventional heavy
     oil:
    Barrels per day      18,625   18,622        -   19,648   18,781        5
      Operating netback
       ($ per bbl):
        Sales price     $ 52.85  $ 31.22       69  $ 41.29  $ 29.63       39
        Royalties          8.50     4.63       84     6.59     4.42       49
        Operating costs   11.49     9.02       27    11.00     8.99       22
        Transportation        -     0.09        -     0.08     0.09      (11)
    -------------------------------------------------------------------------
        Netback         $ 32.86  $ 17.48       88  $ 23.62  $ 16.13       46
    -------------------------------------------------------------------------
    Total Liquids:
    Barrels per day      48,599   50,633       (4)  50,403   51,890       (3)
      Operating netback
       ($ per bbl):
        Sales price     $ 64.64  $ 48.81       32  $ 56.93  $ 47.40       20
        Hedging loss      (1.30)       -        -    (0.63)       -        -
        Royalties          9.54     7.43       28     8.86     7.31       21
        Operating costs   14.33    12.75       12    13.90    12.36       12
        Transportation        -     0.03        -     0.03     0.03        -
    -------------------------------------------------------------------------
        Netback         $ 39.47  $ 28.60       38  $ 33.51  $ 27.70       21
    -------------------------------------------------------------------------
    Combined totals:
    Barrels of oil

     equivalent(1)
      Daily production   93,242   99,910       (7)  94,968  100,623       (6)
      Operating netback
       ($ per boe):
        Sales price     $ 51.33  $ 46.66       10  $ 50.26  $ 45.18       11
        Hedging gain       2.00        -        -     1.30     0.36      261
        Royalties          9.09     8.17       11     9.24     8.06       15
        Operating costs   10.26     8.89       15    10.07     8.70       16
        Transportation     0.60     0.61       (2)    0.64     0.63        2
    -------------------------------------------------------------------------
        Netback         $ 33.38  $ 28.99       15  $ 31.61  $ 28.15       12
    -------------------------------------------------------------------------
    (1) Boe or barrels of oil equivalent are based on six mcf of natural gas equals one barrel of oil (6:1).

    Production Revenues

                             Three months ended         Six months ended
                                   June 30                   June 30
                         ----------------------------------------------------
                                              %                          %
    ($ millions)           2006     2005   Change     2006     2005   Change
    -------------------------------------------------------------------------
    Natural gas         $ 172.4  $ 199.3      (13) $ 372.7  $ 384.3       (3)
    Light oil and
     liquids              190.5    172.0       11    366.8    344.5        6
    Conventional
     heavy oil             89.6     52.9       69    146.9    100.7       46
    -------------------------------------------------------------------------
    Total               $ 452.5  $ 424.2        7  $ 886.4  $ 829.5        7
    -------------------------------------------------------------------------

    Increases (Decreases) in Production Revenues

    ($ millions)
    -------------------------------------------------------------------------
    Gross revenues - January 1 to June 30, 2005                     $  829.5
    Decrease in light oil and NGL production                           (24.5)
    Increase in light oil and NGL prices                                46.8
    Increase in conventional heavy oil production                        4.7
    Increase in conventional heavy oil prices                           41.5
    Decrease in natural gas production                                 (32.9)
    Increase in natural gas prices                                      21.3
    -------------------------------------------------------------------------
    Gross revenues - January 1 to June 30, 2006                     $  886.4
    -------------------------------------------------------------------------

    For the second quarter of 2006, production revenues increased seven percent to $452.5 million from $424.2 million for the same period in 2005 as the 13 percent decrease in natural gas revenues resulting from lower production and prices was more than offset by the 69 percent increase in heavy oil revenues mainly due to the narrowing of the heavy to light differential.
    For the six month period ended June 30, 2006, revenue increased seven percent to $886.4 million from $829.5 million in 2005 as the 11 percent increase in commodity prices more than offset the six percent decline in production.

    Royalties

                             Three months ended         Six months ended
                                   June 30                   June 30
                         ----------------------------------------------------
                                              %                          %
                           2006     2005   Change     2006     2005   Change
    -------------------------------------------------------------------------
    Royalties
     ($ millions)       $  77.6  $  74.2        5  $ 159.1  $ 146.8        8
    Average royalty
     rate (%)                17       18       (6)      18       18        -
    $/boe               $  9.09  $  8.17       11  $  9.24  $  8.06       15
    -------------------------------------------------------------------------

    The slightly lower average royalty rate in the 2006 period was due to royalty credits from enhanced oil recovery activities at South Swan Hills. The increase in 2006 royalties, on a per boe basis, resulted from higher realized
2006 commodity prices.

    Expenses

                             Three months ended         Six months ended
                                   June 30                   June 30
                         ----------------------------------------------------
                                              %                          %
    ($ millions)           2006     2005   Change     2006     2005   Change
    -------------------------------------------------------------------------
    Operating           $  87.2  $  80.8        8  $ 173.1  $ 158.5        9
    Transportation          5.0      5.6      (11)    10.8     11.5       (6)
    Interest                8.4      5.0       68     14.8      9.8       51
    Equity-based
     compensation       $   2.4  $  53.8      (96) $   5.4  $  72.2      (93)
    -------------------------------------------------------------------------

                             Three months ended         Six months ended
                                   June 30                   June 30
                         ----------------------------------------------------
                                              %                          %
    ($ per boe)            2006     2005   Change     2006     2005   Change
    -------------------------------------------------------------------------
    Operating           $ 10.26  $  8.89       15  $ 10.07  $  8.70       16
    Transportation         0.60     0.61       (2)    0.64     0.63        2
    Interest               1.00     0.55       82     0.87     0.55       58
    Equity-based
     compensation       $  0.29  $  5.91      (95) $  0.32  $  3.96       92
    -------------------------------------------------------------------------

    Compared to the first quarter of 2006, operating costs per producing boe increased by four percent approximately consistent with relative production levels.
    High levels of industry activity, in response to high commodity prices, resulted in strong demand for oilfield services and labour that continued to put upward pressure on costs. Higher energy costs, in turn, are increasing utility, chemical and trucking costs. A higher proportion of liquids production combined with lower overall production contributed to the higher per unit operating costs.

    General and Administrative

                             Three months ended         Six months ended

                                   June 30                   June 30
                         ----------------------------------------------------
    ($ millions, except                       %                          %
     per boe amounts)      2006     2005   Change     2006     2005   Change
    -------------------------------------------------------------------------
      Gross             $  13.4  $  11.5       17  $  25.5  $  23.0       11
        Per boe            1.58     1.26       25     1.48     1.26       17
      Net                   7.1      6.8        4     14.1     11.2       26
        Per boe         $  0.83  $  0.74       12  $  0.82  $  0.61       34
    -------------------------------------------------------------------------
    >>

    Higher general and administrative costs in 2006 were the result of increased staffing and salary levels due to high levels of industry activity and increasing costs of regulatory compliance including the recent internal control documentation, remediation, testing and auditing requirements.
    The increase in net general and administrative expenses for the six-month period was due to higher gross costs and lower capital overhead recoveries resulting from lower capital expenditures subsequent to converting to a trust.

    Interest and Financing Charges

    Interest and financing charges for the second quarter of 2006 were
$8.4 million or $1.00 per producing boe compared to $5.0 million or $0.55 per producing boe for the comparable period in 2005. Penn West uses short-term money market instruments to realize the lower interest rates at the shorter end of the yield curve. The increase in interest expense was due to both an increase in the average outstanding debt balance and the increases in short-term interest rates. The average prime interest rate increased to 5.9 percent for the second quarter of 2006 from an average of 4.2 percent in the same quarter of 2005.
    Interest and other financing costs for the six months ended June 30, 2006 increased to $14.8 million in 2006 compared to $9.8 million in 2005, which also reflects an increase in average loan balance outstanding in 2006 and an increase in the average interest rate.

    Equity-Based Compensation

    Upon conversion to an income trust at the end of May 2005, all previously unvested stock options were vested in accordance with the terms of the stock option plan and the plan of arrangement. In connection with the trust conversion, Penn West implemented a trust unit rights incentive plan in May
2005. Compensation expense related to this plan is based on the fair value of trust unit rights issued determined using the Binomial Lattice option-pricing model. The resulting fair value is expensed over the remaining vesting periods on a straight-line basis.
    Unit-based compensation costs, attributable to the unit rights issued since the trust conversion, were $2.4 million in the second quarter of 2006.
Stock-based compensation costs of $53.8 million in the second quarter of 2005 related primarily to the stock option plan in place prior to the trust conversion that contained a cash settlement alternative.

    <<
    Taxes

                             Three months ended         Six months ended
                                   June 30                   June 30
                         ----------------------------------------------------
                                              %                          %
    ($ millions)           2006     2005   Change     2006     2005   Change

    -------------------------------------------------------------------------
    Capital             $   2.5  $   3.6      (30) $   6.6  $   6.3        5
    Current income            -     14.0        -        -     54.1        -
    Future income
     (recovery)           (94.8)    10.8     (978)  (104.7)    14.4     (827)
    -------------------------------------------------------------------------
                        $ (92.3) $  28.4     (425) $ (98.1) $  74.8     (231)
    -------------------------------------------------------------------------
    >>

    In the second quarter of 2006, a $94.8 million income tax recovery was recorded compared to a provision of $24.8 million for the second quarter of
2005. The second quarter 2006 tax recovery included a $74 million future income tax rate recovery recorded to reflect the lower income tax rates substantively enacted by the Federal, Alberta and Saskatchewan governments in the second quarter.
    Capital taxes recorded in 2006 are lower than 2005 due to the enactment of the elimination of the federal large corporations tax, effective January 1,
2006, that occurred in the second quarter of 2006.
    For the six months ended June 30, 2006, there was a future income tax recovery of $104.7 million recorded that included $82.6 million related to the reductions to the corporate income tax rates. The 2005 tax provisions related to periods prior to the income trust conversion on May 31, 2005.
    Under Penn West's structure, the operating entities make interest and royalty payments to Penn West, transferring taxable income to the trust to eliminate their income taxes. Under the terms of its Trust indenture, Penn
West is required to distribute all of its taxable income to the unitholders.
In the event that Penn West has undistributed taxable income in a taxation year, an additional special taxable distribution, subject to withholding taxes, would be required.

    Depletion, Depreciation and Accretion

    The provision for depletion, depreciation and accretion increased by three percent to a total of $109.9 million in the second quarter of 2006 from
$106.9 million in the same period of 2005. The depletion rate increased by
10 percent to $12.96 per boe in the second quarter of 2006 compared to $11.73 per boe in the same period of 2005. The rate increase reflects increasing finding, development and acquisition costs in part attributable to high levels of industry competition and costs driven by high commodity prices. Also, subsequent to the trust conversion, Penn West increased its emphasis on infill drilling and other production optimization activities. Generally, a lower amount of reserve additions are assigned to these activities compared to conventional exploration and development activities, however, production is added or maintained at a lower capital cost per flowing barrel equivalent of production.
    The provision for depletion, depreciation and accretion for the six months ended in June 30, 2006, was $222.4 million or $12.94 per boe compared to $213.6 million or $11.73 per boe for 2005. Penn West expects its depletion rate to increase to approximately $16.00 to $18.00 per boe in the third and fourth quarter of 2006 as a result of the Petrofund merger. The merger was considered a purchase for accounting purposes and thus the consideration paid in excess of, and allocated to, Petrofund's assets will increase the consolidated depletion base in the third quarter of 2006 and subsequent periods.
    Accretion of the asset retirement obligation was $5.8 million in the second quarter of 2006 compared to $5.4 million for the second quarter of
2005. Accretion of the asset retirement obligation for the six months ended
June 30, 2006 was $11.5 million, an increase of 12 percent from $10.3 million for the same period in 2005.

    Foreign Exchange

    For the period ended June 30, 2006, Penn West had no US dollar denominated debt. During the second quarter of 2005, the Company realized a foreign exchange gain of $22.8 million on the conversion of US $85 million of
US denominated debt to Canadian dollars.

    <<
    Net Income and Cash Flow

                             Three months ended         Six months ended
                                   June 30                   June 30
                         ----------------------------------------------------
    ($ millions, except                       %                          %
     per unit amounts)     2006     2005   Change     2006     2005   Change
    -------------------------------------------------------------------------
    Net income          $ 220.5  $  59.7      269  $ 364.9  $ 126.6      188
      Basic per unit       1.34     0.37      262     2.22     0.78      185
      Diluted per unit     1.31     0.34      285     2.18     0.75      191

    Cash flow             264.7    257.0        3    507.9    517.1       (2)
      Basic per unit       1.59     1.58        1     3.08     3.19       (3)
      Diluted per unit  $  1.56  $  1.49        5  $  3.03  $  3.07       (1)
    -------------------------------------------------------------------------
    >>

    The increases in 2006 net income compared to 2005 resulted primarily from higher commodity prices and future income tax recoveries in 2006 and the stock-based compensation charge taken in 2005 to account for the cancellation of the former stock option plan.
    Higher cash flow realized in the 2006 periods, compared to 2005, primarily resulted from higher oil prices in 2006 partially offset by higher production and realized foreign exchange gains in 2005.

    Goodwill

    The goodwill balance of $592.0 million resulted from the Petrofund merger. In accordance with purchase accounting, goodwill was determined as the excess of the total consideration paid less the fair value assigned to
Petrofund's oil and natural gas assets and liabilities including future income taxes.
    Accounting standards require that goodwill be assessed for impairment at least annually and any resulting impairment be charged to income in the period that the impairment occurs. Penn West has determined that there was no goodwill impairment as of June 30, 2006.

    <<
    Capital Expenditures

                                       Three months ended   Six months ended
                                              June 30             June 30
                                      ---------------------------------------
    ($ millions)                          2006      2005      2006      2005
    -------------------------------------------------------------------------
    Property (dispositions)
     acquisitions, net                $   (3.4) $   31.7  $   (5.5) $   32.0
    Land acquisition and retention         5.1       2.9      18.5       7.2
    Drilling and completions              54.1      26.5     151.0     169.2
    Facilities and well equipping         47.7      34.3      94.7      82.2

    Geological and geophysical             0.9       1.4       2.2       5.4
    CO2 pilot costs                        0.8       2.4       1.9       4.6
    Administrative                         0.6       0.2       1.0       0.5
    Capital expenditures                 105.8      99.4     263.8     301.1
    -------------------------------------------------------------------------

    Business combination               3,361.3         -   3,361.3         -
    -------------------------------------------------------------------------

    Total expenditures                $3,467.1  $   99.4  $3,625.1  $  301.1
    -------------------------------------------------------------------------
    >>

    CO2 pilot costs represent capital expenditures related to the Pembina CO2 pilot, including injectants, for which no reserves have been booked. Capital expenditures exclude the impact of property, plant and equipment adjustments for asset retirement obligations and future income taxes. For details of these adjustments, see notes 4 and 6 to the unaudited interim consolidated financial statements.
    On June 30, 2006, Penn West merged with Petrofund pursuant to a Plan of
Arrangement. The fair value of identifiable assets acquired of $3.4 billion was added to property, plant and equipment and $0.6 billion was added to goodwill. For details of the purchase equation, please refer to note 3 of the unaudited interim consolidated financial statements.

    Business Risks

    Market Risk Management

    Penn West is exposed to normal market risks inherent in the oil and natural gas business, including credit risk, commodity price risk, interest rate risk and foreign currency risk. Penn West, from time to time, attempts to minimize exposure to these risks using financial instruments.

    Credit Risk

    Credit risk is the risk of loss if purchasers or counterparties do not fulfill their contractual obligations. All of Penn West's receivables are with customers in the oil and natural gas industry and are subject to normal industry credit risk. In order to limit the risk of non-performance of counterparties to derivative instruments, Penn West transacts only with organizations with high credit ratings and by obtaining security in certain circumstances.

    Commodity Price Risk

    Penn West has substantial exposure to commodity price fluctuations. Crude oil prices are influenced by worldwide factors such as OPEC actions, supply and demand fundamentals, and political events. Natural gas prices are generally influenced by oil prices and North American natural gas supply and demand factors. Pursuant to its policies, Penn West may, from time to time, manage these risks through the use of costless collars or other financial instruments up to a maximum of 50 percent of forecasted sales volumes net of royalties.
    Penn West maintains an active risk management program. For a current summary of all outstanding oil and natural gas hedging contracts, please refer to our website at www.pennwest.com. Other financial instruments include
Alberta electricity contracts and interest rate swaps, with positive mark-to-market values. For details of the financial instruments outstanding on
June 30, 2006, see note 9 to the unaudited interim consolidated financial statements.

    Interest Rate Risk

    Penn West maintains its debt in floating-rate bank facilities resulting in exposure to fluctuations in short term interest rates. From time to time,
Penn West may increase the certainty of future interest rates using financial instruments to swap floating interest rates for fixed rates or to collar interest rates. In the second quarter of 2006, Penn West entered interest rate swaps that fix the interest rate for two years at 4.36 percent on $100 million of bank debt.

    Foreign Currency Rate Risk

    Prices received for sales of crude oil are referenced to, or denominated in, US dollars thus realized oil prices may be impacted by CAD/USD exchange rates. When considered appropriate, Penn West may use financial instruments to fix or collar future exchange rates. At June 30, 2006, Penn West had no financial instruments outstanding related to foreign exchange rates.

    <<
    Liquidity and Capital Resources

    Capitalization
                                        June 30, 2006    December 31, 2005
    -------------------------------------------------------------------------
    ($ millions)                                      %                   %
    -------------------------------------------------------------------------
    Trust units issued,
     at market                        $ 10,564      88.5  $  6,203      90.3
    Bank loan - long term                1,170       9.8       542       7.9
    Working capital deficiency(1)          200       1.7       127       1.8
    -------------------------------------------------------------------------
    Total enterprise value            $ 11,934     100.0  $  6,872     100.0
    -------------------------------------------------------------------------
    (1) Current assets minus current liabilities
    >>

    On June 30, 2006, Penn West issued 70.7 million trust units on the close of the Petrofund merger. During the first six months of 2006, 1.1 million units were issued under the Distribution Re-investment and Optional Purchase
Plan.
    Penn West units commenced trading on the New York Stock Exchange on
June 22, 2006 under the ticker symbol "PWE".
    Distributions to unitholders and the capital program in the first six months of 2006 were funded using internally generated cash flow, and by using bank lines of credit. During the first six months of 2006, Penn West paid distributions of $324.3 million compared to dividends of $17.5 million in the same period of 2005. The first monthly cash distribution of Penn West, in the amount of $0.26 per trust unit, was paid on July 15, 2005 to unitholders of record on June 30, 2005. Penn West subsequently raised the monthly distribution to the current amount of $0.34 per trust unit, which represents a
31 percent increase in distributions over the thirteen-month period since converting to a trust.
    Under the terms of its trust indenture, Penn West is required to distribute all of its taxable income to unitholders. Distributions may be monthly or special and in cash or in trust units at the discretion of the
Board of Directors. To the extent that additional cash distributions are paid and capital programs are not adjusted, debt levels may increase. In the event that a special distribution in the form of trust units is declared, the terms of the trust indenture require that the outstanding units be consolidated immediately subsequent to the distribution. The number of outstanding trust units would remain at the number outstanding immediately prior to the unit distribution, less withholding taxes, and an amount equal to such a distribution would be allocated to the unitholders as a taxable distribution.
    The philosophy of Penn West is to retire approximately 10 percent of its opening asset retirement obligations annually from cash flow. Due to the extent of its environmental programs, Penn West believes little or no benefit would result from the initiation of a reclamation fund. Penn West believes its program is sufficient to meet or exceed existing environmental regulations and best industry practices. In the event of significant changes to the environmental regulations or the cost of environmental activities, a higher portion of cash flow would be required to fund environmental expenditures.

    <<
    Reconciliation of Cash Flow to Distributions

    ($ millions, except
     indicators and per                 Three months ended  Six months ended
     unit amounts)                           June 30, 2006     June 30, 2006
    -------------------------------------------------------------------------

    Cash flow from operating activities       $      218.7      $      426.4
    Increase in non-cash working capital              43.4              72.0
    Asset retirement expenditures                      2.6               9.5
    -------------------------------------------------------------------------
    Cash flow                                        264.7             507.9
    Funding of capital expenditures                 (105.8)           (263.8)
    Asset retirement expenditures                     (2.6)             (9.5)
    Increase in debt                                  11.3              95.0
    -------------------------------------------------------------------------
    Cash distributions declared                      167.6             329.6
    Accumulated cash distributions,
     beginning of period                             483.5             321.5
    -------------------------------------------------------------------------

    Accumulated cash distributions,
     end of period                            $      651.1      $      651.1
    -------------------------------------------------------------------------

    Net income                                $      220.5      $      364.9
    -------------------------------------------------------------------------

    Distributions declared as a
       percentage of net income                        76%               90%
    Distributions declared as a
      percentage of cash flow                          63%               65%
    Distributions declared per unit           $       1.02      $       2.01
    -------------------------------------------------------------------------
    >>

    Penn West strives to fund its distributions and capital programs from cash flow with distributions paid representing approximately 60% to 70% of cash flow and believes that proceeds from its Distribution Re-investment and
Optional Purchase Plan should generally be used to fund capital expenditures of a longer-term nature.
    Bank debt at June 30, 2006 was $1,276.9 million compared to
$542.0 million at December 31, 2005 and $575.9 million at June 30, 2005. In the second quarter of 2006, Penn West's wholly owned subsidiary, Penn West
Petroleum Ltd., (the "Company") amended its unsecured, extendible, revolving syndicated credit facility with an aggregate borrowing limit of $1,170 million and a $50 million operating facility to reduce stamping fees to the range 60 to 110 basis points and standby fees to 12.5 to 20.0 basis points depending on the Company's consolidated ratio of bank debt to earnings before interest, taxes and depreciation and depletion ("EBITDA"). In addition, the termination date was extended to May 31, 2009.
    In connection with the Petrofund merger, the Company entered into a
$650 million bridge facility and advanced $610 million on June 30, 2006 to close the transaction. The facility contains the same terms and pricing as the syndicated credit facility and expires in February 2007. The bridge is repayable from the proceeds of a re-syndication of the credit facility or other debt proceeds. The Company expects to repay the bridge drawings with the proceeds of a credit facility re-syndication that is currently in progress.
The Company is in compliance with all of the financial covenants under the credit facility and bridge facility that are as follows:
    <<
    -  Consolidated bank debt to EBITDA shall be less than 3:1 except in certain circumstances and shall not exceed 3.5:1;
    -  Consolidated total debt to EBITDA shall be less than 4:1;
    -  Consolidated bank debt to total trust capitalization shall not exceed
       50 percent except in certain circumstances and shall not exceed
       55 percent.
    >>

    Financial Instruments

    Penn West currently has WTI crude oil collars on approximately 26,000 barrels per day to December 31, 2007 and 10,000 barrels per day for the period
January 2008 to June 2008. The collars on the 26,000 barrels per day to
December 2007 have an average floor price of US$53.78 and an average ceiling price of US$79.16. The 2008 WTI crude oil collars have an average floor price of US$60.00 and an average ceiling price of US$94.55. In addition, Penn West has AECO natural gas collars on approximately 94 mmcf/day to the end of 2006 with an average floor price of $8.99 and an average ceiling price of $15.35 and approximately 9 mmcf/day for the first quarter of 2007 with an average floor price of $8.97 per mcf and an average ceiling price of $12.56.
    In the second quarter of 2006, Penn West entered interest rate swaps that fix the interest rate for two years at approximately 4.36 percent on
$100 million of bank debt.
    Other financial instruments are limited to Alberta electricity contracts, with positive mark-to-market values, as summarized in note 9 to the unaudited interim consolidated financial statements. Refer to Penn West's website at
www.pennwest.com for further details.

    Outlook

    Combined with Petrofund, Penn West has production capacity of approximately 134,000 boe/d forecast to generate annualized cash flow in excess of $1.5 billion based on current 2006 strip prices of US$72.00 per barrel WTI for oil and CAD$8.00/mcf at AECO for natural gas. Based on this level of cash flow and other factors, Penn West estimates that its annualized capital program will be between $600 million and $700 million.
    With Petrofund's production included from July 1 forward, Penn West expects to report 2006 cash flow of between $1.3 billion and $1.4 billion based on current average 2006 prices of US$72.00 per barrel WTI for oil and
CAD$8.00/mcf for natural gas. The combination of the Penn West and Petrofund capital programs is under review with 2006 capital expenditures currently forecasted between $550 million and $600 million.

    Sensitivity Analysis

    Estimated sensitivities to selected key assumptions on 2006 financial results, excluding hedging impacts and with the impact of the Petrofund merger reflected from July 1, 2006 and subsequent are outlined in the table below.

    <<
    ($ millions, except
     per unit amounts)                      Impact on cash     Impact on net
    Change of:                                      flow(1)         income(1)
    -------------------------------------------------------------------------
    $1.00 CAD per barrel of liquids price             19.0              12.8
    Per trust unit, basic                             0.09              0.06
    -------------------------------------------------------------------------
    1,000 barrels per day in liquids production       14.4               5.9
    Per trust unit, basic                             0.07              0.03
    -------------------------------------------------------------------------
    $0.10 CAD per mcf of natural gas price             8.9               6.0
    Per trust unit, basic                             0.04              0.03
    -------------------------------------------------------------------------
    10 mmcf per day in natural gas production         15.7               4.2
    Per trust unit, basic                             0.08              0.02
    -------------------------------------------------------------------------
    One percent change in effective interest rate      9.1               5.3
    Per trust unit, basic                             0.05              0.03
    -------------------------------------------------------------------------
    $0.01 in $CAD/$USD exchange rate                  22.4              15.1
    Per trust unit, basic                             0.11              0.08
    -------------------------------------------------------------------------
    (1) The impact on cash flow and net income is computed based on 2006 forecast commodity prices and production volumes reflecting the
        Petrofund merger effective from July 1, 2006 forward. The impact on net income assumes that the distribution levels are not adjusted for changes in cash flow thus reducing the incremental tax rate.

    Commitments

    We are committed to certain payments over the next five calendar years as follows:

                                                                      There-
    ($ millions)           2006     2007     2008     2009     2010   after
    -------------------------------------------------------------------------
    Transportation      $   7.5  $   8.9  $   5.1  $   2.9  $   0.8  $     -
    Transportation ($US)    1.7      1.7      1.6      1.6      1.6      7.7
    Electricity             5.0      4.4      3.6      3.6      3.6      6.5
    Drilling rigs           3.7      5.5      2.3        -        -        -
    Purchase
     Obligations(1)         7.5     13.2     13.3     13.3     13.3     67.6
    Office lease        $   4.8  $   8.8  $   8.5  $   8.2  $   5.9  $  24.7
    -------------------------------------------------------------------------
    (1) These amounts represent estimated commitments of $102.1 million for
        CO2 purchases and $26.1 million for processing fees related to interests in the Weyburn Unit.

    Equity Instruments

    -------------------------------------------------------------------------
    Trust units issued:
      As at June 30, 2006                                        235,288,516
      Issued on exercise of trust unit rights                        134,150

      Issued to employee savings plan                                 22,616
      Issued pursuant to distribution re-investment plan             242,879
    -------------------------------------------------------------------------
      As at August 14, 2006                                      235,688,161
    -------------------------------------------------------------------------

    Trust unit rights outstanding:
      As at June 30, 2006                                         10,684,170
      Granted                                                        421,750
      Exercised                                                     (134,150)
      Forfeited                                                      (66,770)
    -------------------------------------------------------------------------
      As at August 14, 2006                                       10,905,000
    -------------------------------------------------------------------------
    >>

    Evaluation of Disclosure Controls

    Penn West maintains a Disclosure Committee (the "Committee") that is responsible for ensuring that all public and regulatory disclosures are sufficient, timely and appropriate, and that disclosure controls and procedures are operating effectively. The Committee includes select members of senior management, including the Chief Executive Officer, the Chief Operating
Officer and the Chief Financial Officer. At the end of the period covered by this report, under the supervision of the Committee, the design and operating effectiveness of Penn West's disclosure controls and procedures are effective to ensure that any material, or potentially material, information is made known to a member of the Committee and is appropriately considered for disclosure to the public.

    Accounting Changes and Pronouncements

    Financial Instruments, Other Comprehensive Income

    This pronouncement, effective for fiscal year ends beginning on or after
October 1, 2006, addresses when to recognize, and how to measure, a financial instrument on the balance sheet and how gains and losses are to be presented.
An additional financial statement, other comprehensive income, will be required. Once implemented, the fair value of financial instruments, designated as hedges, will be included on the balance sheet as an equity item with the related mark-to-market gain or loss recognized in other comprehensive income. Consistent with current practice, financial instruments not designated as hedges will be valued at market with any related gains and losses recognized in income of the period.

    Non-Monetary transactions

    Effective January 1, 2006, this accounting pronouncement requires that non-monetary transactions be measured at fair value unless certain conditions apply. This pronouncement did not impact Penn West's reported results.

    Related Party Transactions

    Penn West incurred $2.3 million (2005 - $1.9 million) of legal fees at a law firm where a partner is also a director of Penn West.

    Off Balance Sheet Financing

    Penn West has off balance sheet financing arrangements consisting of operating leases. The details of the operating lease payments are described on the previous page under "Commitments".

    Critical Accounting Estimates

    Goodwill

    In accordance with Section 1581 of the CICA handbook, goodwill must be recorded on a business combination when the total purchase consideration exceeds the fair value of the net identifiable assets and liabilities of the acquired entity. The goodwill balance is not amortized, however, must be assessed for impairment at least annually. Impairment is initially determined based on the fair value of the reporting entity compared to its book value.
Any impairment must be charged to net income or loss in the period the impairment occurs. Penn West determined there was no goodwill impairment as at
June 30, 2006.

    Forward-Looking Statements

    In the interest of providing Penn West's unitholders and potential investors with information regarding Penn West, including management's assessment of Penn West's future plans and operations, certain statements contained in this document constitute forward-looking statements or information (collectively "forward-looking statements") within the meaning of the "safe harbour" provisions of applicable securities legislation.
Forward-looking statements are typically identified by words such as
"anticipate", "continue", "estimate", "expect", "forecast", "may", "will",
"project", "could", "plan", "intend", "should", "believe", "outlook",
"potential", "target" and similar words suggesting future events or future performance. In addition, statements relating to "reserves" or "resources" are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future. In particular, this document contains forward-looking statements pertaining to the following: the quantity and recoverability of Penn West's oil and natural gas reserves; the timing and amount of future production; prices for oil, natural gas and natural gas liquids produced; operating and other costs; business strategies (including risk management strategies) and plans of management; supply and demand for oil and natural gas; expectations regarding the ability to raise capital and to continually add to reserves through acquisitions and exploration and development; treatment under governmental regulatory regimes; the potential impact of Penn West's oil sands and CO2 enhanced oil recovery resource-plays;
the benefits to be derived from listing Penn West's units on the New York
Stock Exchange; anticipated changes in Penn West's depletion rate in the third and fourth quarters of 2006; the impact of the acquisition of Petrofund Energy
Trust on Penn West, including the impact on Penn West's 2006 production levels, cash flows and capital expenditures; capital expenditure levels and the timing of making certain capital expenditures; the intended method of funding distributions and capital expenditures; the intended use of proceeds received under the Distribution Reinvestment and Optional Purchase Plan; the
existence, operation and strategy of Penn West's risk management program, including methods of managing credit risks, commodity price risks, interest rate risks and foreign currency risks; Penn West's ability to pay distributions on its units in the future, the nature of those distributions, and the percentage of cash flow that may be paid as distributions; taxability of cash distributions and non-cash distributions; the potential impact of cash distributions on capital expenditures and debt levels; proposed methods of funding Penn West's environmental expenditure obligations; Penn West's intention to re-syndicate its credit facility and use a portion of the proceeds to repay its bridge credit facility; the impact of changes in liquids and gas prices, liquids and gas production levels, interest rates and exchange rates on Penn West's forecast 2006 cash flow and net income; the amount of expenditures to be made for CO2 purchases and processing fees relating to Penn
West's ownership of the Weyburn Unit; the number of wells to be drilled at
Seal in 2006 and the daily production target by year end; the quantity of the resources in place on Penn West's leases in the Peace River Oil Sands area and the methods by which those resources might be recovered; the intention to construct a pipeline between Edmonton and the light oil pools of Pembina and
Swan Hills to transport CO2; the intention in the near term to improve capital and operating efficiency through the development and optimization of Penn
West's producing assets; the intention in the medium term to produce cash flow by farming out Penn West's undeveloped land base; and, the intention in the long term to review our coalbed methane prone lands and to add production and reserves from conventional and enhanced recovery methods in the Peace River
Oil Sands area and from enhanced oil recovery using CO2 at Pembina, Swan
Hills, Weyburn and Midale.
    With respect to forward-looking statements contained in this document, we have made assumptions regarding, among other things: future oil and natural gas prices and differentials between light, medium and heavy oil prices;
future oil and natural gas production levels; future exchange rates; the amount of future cash distributions paid by Penn West; the cost of expanding our property holdings; our ability to obtain equipment in a timely manner to carry out development activities; our ability to market our oil and natural gas successfully to current and new customers; the impact of increasing competition; our ability to obtain financing on acceptable terms; and our ability to add production and reserves through our development and exploitation activities.
    Although Penn West believes that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur.
By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause Penn West's actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: volatility in market prices for oil and natural gas; the impact of weather conditions on seasonal demand; risks inherent in oil and gas operations; uncertainties associated with estimating reserves; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions;
geological, technical, drilling and processing problems; general economic conditions in Canada, the U.S. and globally; industry conditions, including fluctuations in the price of oil and natural gas; royalties payable in respect of our oil and natural gas production; changes in government regulation of the oil and natural gas industry, including environmental regulation; fluctuations in foreign exchange or interest rates; unanticipated operating events that can reduce production or cause production to be shut-in or delayed; failure to obtain industry partner and other third-party consents and approvals when required; stock market volatility and market valuations; OPEC's ability to control production and balance global supply and demand of crude oil at desired price levels; political uncertainty, including the risks of hostilities, in the petroleum producing regions of the world; the need to obtain required approvals from regulatory authorities from time to time;
failure to realize the anticipated benefits of acquisitions, including the acquisition of Petrofund Energy Trust; and the other factors described under
"Business Risks" in this document and in Penn West's public filings (including our Annual Information Form) available in Canada at www.sedar.com and in the
United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.
    The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, Penn West does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

    Additional Information

    Additional information relating to Penn West, including its Annual
Information Form, is available on SEDAR at www.sedar.com.

    <<
                           Penn West Energy Trust
                         Consolidated Balance Sheets

                                                     As at             As at
                                                   June 30,      December 31,
    ($ millions, unaudited)                           2006              2005
    -------------------------------------------------------------------------
    Assets
    Current
      Accounts receivable                     $      216.2      $      214.4
      Risk management (note 9)                           -               8.5
      Other                                           72.9              29.0
    -------------------------------------------------------------------------
                                                     289.1             251.9
    -------------------------------------------------------------------------
    Property, plant and equipment (note 4)         7,133.4           3,715.2
    Goodwill (note 2)                                592.0                 -
    -------------------------------------------------------------------------
                                                   7,725.4           3,715.2
    -------------------------------------------------------------------------
                                              $    8,014.5      $    3,967.1
    -------------------------------------------------------------------------

    Liabilities and Unitholders' equity
    Current
      Bank Loan (note 5)                      $      106.9      $          -
      Accounts payable and accrued liabilities       299.8             304.1
      Taxes payable                                   11.6              11.8
      Distributions payable                           56.0              50.6
      Risk management (note 9)                         7.1                 -
      Deferred gain on financial instruments
       (note 9)                                        7.4              11.9
    -------------------------------------------------------------------------
                                                     488.8             378.4
    -------------------------------------------------------------------------
    Bank loan  (note 5)                            1,170.0             542.0
    Asset retirement obligations (note 6)            272.7             192.4
    Future income taxes                              786.4             682.1
    -------------------------------------------------------------------------
                                                   2,229.1           1,416.5

    -------------------------------------------------------------------------
    Unitholders' equity
    Unitholders' capital  (note 7)                 3,644.8             561.0
    Contributed surplus (note 7)                      10.8               5.5
    Retained earnings                              1,641.0           1,605.7
    -------------------------------------------------------------------------
                                                   5,296.6           2,172.2
    -------------------------------------------------------------------------
                                              $    8,014.5      $    3,967.1
    -------------------------------------------------------------------------
    See accompanying notes to the unaudited interim consolidated financial statements.

                           Penn West Energy Trust
           Consolidated Statements of Income and Retained Earnings

                                       Three months ended   Six months ended
                                              June 30             June 30
                                       --------------------------------------
    ($ millions, except
     per unit amounts,
     unaudited)                           2006      2005      2006      2005
    -------------------------------------------------------------------------
    Revenues
      Oil and natural gas             $  452.5  $  424.2  $  886.4  $  829.5
      Royalties                          (77.6)    (74.2)   (159.1)   (146.8)
      Risk management (note 9)           (27.4)        -     (14.1)        -
    -------------------------------------------------------------------------
                                         347.5     350.0     713.2     682.7
    -------------------------------------------------------------------------

    Expenses
      Operating                           87.2      80.8     173.1     158.5
      Transportation                       5.0       5.6      10.8      11.5
      General and administrative           7.1       6.8      14.1      11.2
      Interest on long term debt           8.4       5.0      14.8       9.8
      Depletion, depreciation
       and accretion (note 4)            109.9     106.9     222.4     213.6
      Equity-based compensation
       (note 8)                            2.4      53.8       5.4      72.2
      Foreign exchange loss                  -       3.0         -       4.5
      Risk management activities
       (note 9)                           (0.7)        -       5.8         -
    -------------------------------------------------------------------------
                                         219.3     261.9     446.4     481.3
    -------------------------------------------------------------------------
      Income before taxes                128.2      88.1     266.8     201.4
    -------------------------------------------------------------------------

    Taxes
      Capital                              2.5       3.6       6.6       6.3
      Current income                         -      14.0         -      54.1
      Future income (recovery) expense   (94.8)     10.8    (104.7)     14.4
    -------------------------------------------------------------------------
                                         (92.3)     28.4     (98.1)     74.8
    -------------------------------------------------------------------------

    Net income                        $  220.5  $   59.7  $  364.9  $  126.6

    -------------------------------------------------------------------------

    Retained earnings, beginning
     of period                        $1,588.1  $1,449.8  $1,605.7  $1,393.7
      Net income                         220.5      59.7     364.9     126.6
      Trust conversion costs                 -     (36.3)        -     (36.3)
      Distributions declared            (167.6)    (42.4)   (329.6)    (42.4)
      Dividends declared                     -         -         -     (10.8)
    -------------------------------------------------------------------------
    Retained earnings, end of period  $1,641.0  $1,430.8  $1,641.0  $1,430.8
    -------------------------------------------------------------------------

    Net income per unit
      Basic                           $   1.34  $   0.37  $   2.22  $   0.78
      Diluted                         $   1.31  $   0.34  $   2.18  $   0.75
    -------------------------------------------------------------------------
    See accompanying notes to the unaudited interim consolidated financial statements

                           Penn West Energy Trust
                    Consolidated Statements of Cash Flows

                                       Three months ended   Six months ended
                                              June 30             June 30
                                       --------------------------------------
    ($ millions, unaudited)               2006      2005      2006      2005
    -------------------------------------------------------------------------

    Operating activities
      Net income                      $  220.5  $   59.7  $  364.9  $  126.6
      Depletion, depreciation
       and accretion (note 4)            109.9     106.9     222.4     213.6
      Future income tax (recovery)
       expense                           (94.8)     10.8    (104.7)     14.4
      Unrealized foreign exchange
       loss                                  -       3.0         -       4.5
      Equity-based compensation
       (note 8)                            2.4      53.8       5.4      72.2
      Risk management (note 9)            26.7         -      19.9         -
      Payments for surrendered
       options                               -    (134.3)        -    (141.6)
      Asset retirement expenditures       (2.6)     (3.6)     (9.5)    (10.2)
      (Increase) decrease in
       non-cash working capital          (43.4)     24.9     (72.0)     41.4
    -------------------------------------------------------------------------
                                         218.7     121.2     426.4     320.9
    -------------------------------------------------------------------------

    Investing activities
      Additions to property,
       plant and equipment, net         (105.8)   (99.4)    (263.8)   (301.1)
      Petrofund merger costs             (32.7)       -      (32.7)        -
      (Increase) decrease in
       non-cash working capital          (16.2)   (76.3)       3.0     (76.1)
    -------------------------------------------------------------------------
                                        (154.7)  (175.7)    (293.5)   (377.2)
    -------------------------------------------------------------------------

    Financing activities
      Increase (decrease) in bank loan    56.1     38.6      124.5     (17.5)
      Issue of equity                     31.8     17.1       51.4      18.8

      Distributions/dividends paid      (167.4)   (10.8)    (324.3)    (17.5)
      Trust conversion costs                 -    (36.3)         -     (36.3)
      Realized foreign exchange gain         -     22.8          -      85.8
      Settlement of future income tax
       liabilities on trust conversion    15.5   (146.3)      15.5    (146.3)
      Decrease in non-cash working
       capital                               -    169.4          -     169.3
    -------------------------------------------------------------------------
                                         (64.0)    54.5     (132.9)     56.3
    -------------------------------------------------------------------------

    Change in cash                           -        -          -         -
    Cash, beginning of period                -        -          -         -
    -------------------------------------------------------------------------
    Cash, end of period               $      -  $     -   $      -  $      -
    -------------------------------------------------------------------------

    Interest paid                     $    8.2  $   5.2   $   14.0  $   10.0
    Income and capital taxes paid     $    3.3  $  17.9   $    6.8  $   17.9
    -------------------------------------------------------------------------
    See accompanying notes to the unaudited interim consolidated financial statements

    Notes to the Unaudited Interim Consolidated Financial Statements
    ($ millions, except unit, per unit amounts and percentages, unaudited)

    1. Structure of Penn West

    On May 31, 2005, Penn West Petroleum Ltd. (the "Company") was reorganized into Penn West Energy Trust ("Penn West") under a plan of arrangement
    (the "Trust Plan") entered into by Penn West and the Company and its shareholders. Shareholders received three trust units for each common share held. On June 2, 2005, the trust units commenced trading on the TSX under the symbol "PWT.UN".

    Penn West is an open-ended, unincorporated investment trust governed by the laws of the Province of Alberta. The purpose of Penn West is to indirectly explore for, develop and hold interests in petroleum and natural gas properties through investments in securities of subsidiaries and royalty interests in oil and natural gas properties. Penn West owns
    100% of the common shares and units of the entities that carry on the oil and natural gas business of Penn West. The activities of these entities are financed through interest bearing notes from Penn West and third party debt as described in the notes to the financial statements.

    Pursuant to the terms of net profit interest agreements (the "NPIs"),
    Penn West is entitled to payments from certain subsidiary entities equal to essentially all of the proceeds of the sale of production less certain specified deductions. Under the terms of the NPIs, the deductions are in part discretionary, include the requirement to fund capital expenditures and asset acquisitions, and are subject to certain adjustments for asset dispositions.

    Under the terms of the trust indenture, Penn West is required to make distributions to unitholders in amounts equal to or greater than its income earned from interest on certain notes, the NPI, and any dividends paid on the common shares of the Company, less certain expenses.

    2. Significant accounting policies and basis of presentation

    These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and are consistent with the accounting policies described in the notes to the audited consolidated financial statements of Penn West for the year ended December 31, 2005. Accordingly, these financial statements should be read in conjunction with Penn West's audited consolidated financial statements and notes thereto for the year ended
    December 31, 2005. These unaudited interim consolidated financial statements have been prepared on a continuity of interest basis as if
    Penn West historically carried on the business of the Company. Prior to the Trust Plan on May 31, 2005, the consolidated financial statements included the accounts of Penn West and its subsidiaries. After giving effect to the Trust Plan, the consolidated financial statements include the accounts of Penn West, its subsidiaries and partnerships.

    Petrofund Merger

    The business combination of Penn West and Petrofund Energy Trust
    ("Petrofund") was accounted for using the purchase method of accounting with Penn West acquiring Petrofund on June 30, 2006.

    Goodwill

    Goodwill is recorded on a business combination when the total purchase consideration exceeds the fair value of the net identifiable assets and liabilities of the acquired entity. Goodwill is not amortized and the balance is assessed for impairment on an annual basis or more frequently if circumstances occur that would likely cause an impairment.

    The impairment test consists of two steps. First, the fair value of the reporting unit is compared to the carrying amount, including goodwill, to identify a potential impairment. If the fair value is greater than the carrying amount, goodwill is considered not to be impaired and the second step is not necessary. When the carrying amount exceeds the fair value, the second step requires the implied fair value of the goodwill to be compared to its carrying amount. The implied fair value of goodwill is computed by assigning a fair value to the assets and liabilities of the reporting unit as if it had been acquired in a business combination. If the carrying amount of goodwill exceeds its implied fair value, an impairment loss equal to the excess is recognized in the period.

    3. Acquisition

    Penn West and Petrofund merged effective June 30, 2006 pursuant to a plan of arrangement (the "Arrangement"). Under the terms of the Arrangement,
    Petrofund unitholders received 0.6 of a Penn West unit for each Petrofund unit exchanged and a special distribution of $1.10 per unit that included
    $0.10 per unit to align the distribution dates of the trusts. The merger was accounted for as an acquisition of Petrofund by Penn West using the purchase method of accounting. An estimate of the allocation of the consideration paid to the fair value of the assets and liabilities is as follows, and is subject to change upon the final determination of fair values.

    Purchase Price
    -------------------------------------------------------------------------

    70.7 million Penn West Trust Units issued                   $    3,032.4
    Transaction costs                                                   32.7
    -------------------------------------------------------------------------
                                                                $    3,065.1
    -------------------------------------------------------------------------

    Allocation of the Purchase Price
    -------------------------------------------------------------------------
    Property, plant and equipment                               $    3,361.3
    Working capital (deficiency)                                       (10.0)
    Bank loan                                                         (610.4)
    Future income taxes                                               (193.5)
    Asset retirement obligations                                       (74.3)
    Goodwill                                                           592.0
    -------------------------------------------------------------------------
                                                                $    3,065.1
    -------------------------------------------------------------------------

    The consolidated financial statements of Penn West will include the results of operations and cash flows of Petrofund from July 1, 2006 forward. If the acquisition had occurred on January 1, 2006 Penn West would have realized the following pro forma results for the six months ended June 30, 2006.

    -------------------------------------------------------------------------
    Revenue                                                     $    1,282.0
    Net income                                                         421.9
      Basic per unit                                                    1.80
      Diluted per unit                                          $       1.78
    -------------------------------------------------------------------------

    4.  Property, plant and equipment

                                                   June 30,      December 31,
                                                      2006              2005
    -------------------------------------------------------------------------
    Oil and natural gas properties, and
     production and processing equipment      $    9,338.6      $    5,710.4
    Other                                             14.9              14.0
    -------------------------------------------------------------------------
                                                   9,353.5           5,724.4
    Accumulated depletion and depreciation        (2,220.1)         (2,009.2)
    -------------------------------------------------------------------------
    Net book value                            $    7,133.4      $    3,715.2
    -------------------------------------------------------------------------

    Other than Penn West's net share of capital overhead recoveries, no general and administrative expenses are capitalized.

    An impairment test calculation was performed on Penn West's oil and natural gas property interests at June 30, 2006. The estimated undiscounted future net cash flows from proved reserves, using forecast prices, exceeded the carrying amount of Penn West's oil and natural gas property interests and the cost of its unproved properties.

    5. Bank loan

                                                   June 30,      December 31,
                                                      2006              2005

    -------------------------------------------------------------------------
    Bankers' acceptances and prime
     rate loans                               $    1,276.9      $      542.0
    Less current portion                            (106.9)                -
    -------------------------------------------------------------------------
    Long term portion                         $    1,170.0      $      542.0
    -------------------------------------------------------------------------

    As at June 30, 2006, the Company had an unsecured, extendible, three-year revolving syndicated credit facility with an aggregate borrowing limit of
    $1,170 million that expires May 31, 2009, plus a $50 million operating facility. The credit facility contains provisions for stamping fees on
    Bankers' Acceptances and LIBOR loans and standby fees on unutilized credit lines that vary depending on certain consolidated financial ratios. The Company also has a $650 million bridge facility, expiring in
    February 2007, with the same terms and pricing as the credit facility. On the close of the Petrofund merger on June 30, 2006, $610.4 million was drawn on the bridge facility.

    Drawings on the bridge facility are repayable from the proceeds of a re-
    syndication of the credit facility or other debt proceeds. The Company expects to repay the bridge with the proceeds of a credit facility re-
    syndication that is currently in progress. As the total loan advances on
    June 30, 2006 exceeded the amount of three-year credit facilities in place, the excess portion was classified as a current liability in the unaudited interim consolidated financial statements.

    Letters of credit totaling $1 million (2005 - $6 million) were outstanding on June 30, 2006 that reduced the amount otherwise available to be drawn on the operating facility.

    6. Asset retirement obligations

    The total uninflated and undiscounted amount to settle Penn West's asset retirement obligations at June 30, 2006 was $1,063 million (December 31,
    2005 - $777 million). The asset retirement obligation was determined by applying an inflation factor of 1.7 percent and the inflated amount was discounted using a credit-adjusted rate of 7.5 percent (2005 - 7.5 percent) over the expected useful life of the underlying assets, currently extending up to 50 years into the future with an average life of 22 years. The obligations will be funded from future cash flows from operating activities.

    Changes to asset retirement obligations were as follows:

                                                      2006              2005
    -------------------------------------------------------------------------
    Asset retirement obligations at
     January 1,                               $      192.4      $      180.7
    Liabilities incurred during the period             4.0               3.6
    Liabilities settled during the period             (9.5)            (10.2)
    Petrofund liabilities acquired in the
     period                                           74.3                 -
    Accretion charges                                 11.5              10.3
    -------------------------------------------------------------------------
    Asset retirement obligations at June 30,  $      272.7      $      184.4
    -------------------------------------------------------------------------

    7. Unitholders' equity

    Unitholders' capital                             Units            Amount
    -------------------------------------------------------------------------
    Issued to settlor for cash,
     April 22, 2005                                  1,250      $          -
    Exchanged for Penn West shares,
     May 31, 2005                              163,137,018             556.1
    Issued to employee trust unit
     savings plan                                  151,745               4.9
    -------------------------------------------------------------------------
    Balance, December 31, 2005                 163,290,013             561.0
    Issued on exercise of trust unit rights        137,000               3.5
    Issued to employee trust unit savings plan     133,360               5.6
    Issued to distribution reinvestment plan     1,055,006              42.3
    Issued on acquisition                       70,673,137           3,032.4
    -------------------------------------------------------------------------
    Balance, June 30, 2006                     235,288,516      $    3,644.8
    -------------------------------------------------------------------------

                                                   June 30,      December 31,
    Contributed surplus                               2006              2005
    -------------------------------------------------------------------------
    Balance, beginning of period              $        5.5      $          -
    Unit-based compensation expense                    5.4               5.5
    Net benefit on rights exercised(1)                (0.1)                -
    -------------------------------------------------------------------------
    Balance, end of period                    $       10.8      $        5.5
    -------------------------------------------------------------------------
    (1) Upon exercise, the net benefit is reflected as a reduction of contributed surplus and an increase to unitholders capital.

    8. Equity-based compensation

    Trust unit rights incentive plan

    In May 2005, Penn West implemented a unit rights incentive plan that allows Penn West to issue rights to acquire trust units to directors, officers, employees and other service providers. The number of trust units reserved for issuance shall not exceed ten percent of the aggregate number of issued and outstanding trust units of Penn West. Unit right exercise prices are administrated to be equal to the market price for the trust units based on the five day weighted average market price prior to the date the unit rights are granted. If certain conditions are met, the exercise price per unit may be reduced by deducting from the grant price the aggregate of all monthly distributions, on a per unit basis, paid by
    Penn West after the grant date. Rights granted under the plan vest over a five-year period and expire six years after the date of the grant.

                                         Six months ended     Year ended
                                           June 30, 2006   December 31, 2005
    -------------------------------------------------------------------------
                                              Weighted               Weighted
                                               average                average
                                  Number of   exercise   Number of   exercise
    Trust unit rights            unit rights    price   unit rights    price
    -------------------------------------------------------------------------
    Outstanding,
     beginning of period           9,447,625  $  28.45           -  $      -
    Granted                        1,810,250     40.61  10,045,325     29.73

    Exercised                       (137,000)    28.32           -         -
    Forfeited                       (436,705)    30.70    (597,700)    28.46
    -------------------------------------------------------------------------
    Balance before reduction
     of exercise price            10,684,170     30.26   9,447,625     29.81
    Reduction of exercise price
     for distributions paid                      (1.52)                (1.36)
    -------------------------------------------------------------------------
    Outstanding, end of period    10,684,170  $  28.74   9,447,625  $  28.45
    -------------------------------------------------------------------------
    Exercisable, end of period     1,308,384  $  24.68           -  $      -
    -------------------------------------------------------------------------

    Penn West recorded compensation expense of $5.4 million (2005 - $0.5 million) for the six months ended June 30, 2006. The compensation expense is based on the fair value of rights issued and is amortized over the remaining vesting periods on a straight-line basis. The Binomial Lattice option-pricing model was used to determine the fair value of trust unit rights granted with the following weighted average assumptions:

    Three months ended June 30                                        2006
    -------------------------------------------------------------------------
    Average fair value of trust unit rights granted (per unit)    $   8.46
    Expected life of trust unit rights (years)                         4.5
    Expected volatility (average)                                    23.1%
    Risk free rate of return (average)                                4.3%
    Expected distribution rate                                         nil(1)
    -------------------------------------------------------------------------
    (1) The expected distribution rate is presumed to be nil as it is expected that future distributions will provide a corresponding reduction to the exercise price of trust unit rights.

    Trust unit savings plan

    Penn West has an employee trust unit savings plan for the benefit of all employees. Under the Savings Plan, employees may elect to contribute up to 10 percent of their salary. Penn West matches employee contributions at a rate of $1.50 for each $1.00. Both the employee and Penn West contribution trust units may be issued from treasury at the five-day weighted average month end market price or purchased in the open market.

    9. Financial instruments

    Effective July 1, 2005, Penn West elected to discontinue the designation of commodity and power financial instruments as hedges, choosing to account for these instruments using the fair value method. In accordance with the accounting recommendations, the fair value of power contracts at
    July 1, 2005 in the amount of $16.7 million was recorded as a deferred gain and is being realized into income over the remaining life of the contracts. Changes in the fair value of all outstanding financial commodity, power and interest rate contracts are reflected on the balance sheet with a corresponding unrealized gain or loss in income.

    The following table reconciles the changes in the fair value of financial instruments no longer designated as effective accounting hedges:

    Risk management                                            June 30, 2006

    -------------------------------------------------------------------------
    Balance, December 31, 2005                                  $        8.5
    Unrealized gain on financial instruments:
      Commodities                                                      (14.1)
      Electricity contracts                                            (10.8)
      Interest rate swaps                                                0.5
    Fair value of financial instruments acquired                         8.8
    -------------------------------------------------------------------------
    Fair value, end of period                                   $       (7.1)
    -------------------------------------------------------------------------
    Deferred gain on financial instruments
    Balance, December 31, 2005                                  $      (11.9)
    Amortization                                                         4.5
    -------------------------------------------------------------------------
    Ending balance                                              $       (7.4)
    -------------------------------------------------------------------------

    Penn West had the following financial instruments outstanding as at
    June 30, 2006:

                        Notional    Remaining
                         Volume       Term         Pricing      Market Value
    -------------------------------------------------------------------------
    Crude Oil
      WTI Costless       20,000       Jul/06     $US 47.50 to
       Collars           bbls/d     - Dec/06       $67.86/bbl   $    (33.6)
      WTI Costless       20,000       Jan/07     $US 55.00 to
       Collars           bbls/d     - Dec/07       $80.50/bbl        (34.5)
    Natural Gas
      AECO Costless      46,300       Jul/06         $8.64 to
       Collars            mcf/d     - Oct/06       $16.25/mcf         15.9
      AECO Costless      18,500       Jul/06         $9.72 to
       Collars            mcf/d     - Oct/06       $17.28/mcf         10.0
      AECO Costless      23,100       Jul/06         $9.07 to
       Collars            mcf/d    - Sept/06       $15.12/mcf          7.6
      AECO Costless       9,300       Jul/06         $9.18 to
       Collars            mcf/d    - Sept/06       $15.39/mcf          3.0
      AECO Costless      13,400       Oct/06         $9.18 to
       Collars            mcf/d     - Dec/06       $17.39/mcf          2.7
    Electricity
      Alberta Power
       Pool Swaps         60 MW         2006       $49.01/MWh          4.1
      Alberta Power
       Pool Swaps         65 MW         2007       $49.32/MWh          8.4
    Interest Rate
     Swaps         $100,000,000       Jul/06            4.356%         0.5
                                    - Mar/08
    -------------------------------------------------------------------------
    Sub total                                                   $    (15.9)
    -------------------------------------------------------------------------

    Financial instruments assumed on the Petrofund merger
    Crude Oil
      WTI Costless        4,000        Jul/06    $US 51.25 to
       Collars           bbls/d      - Sep/06      $76.81/bbl   $     (1.4)
      WTI Costless        2,000        Jul/06    $US 57.21 to
       Collars           bbls/d      - Dec/06      $79.35/bbl         (1.0)
      WTI Costless        4,000        Oct/06    $US 55.00 to
       Collars           bbls/d      - Dec/06      $78.20/bbl         (2.1)

      WTI Costless        3,000        Jan/07    $US 56.67 to
       Collars           bbls/d      - Mar/07      $84.28/bbl         (0.8)
      WTI Costless        1,000        Jan/07    $US 60.00 to
       Collars           bbls/d      - Jun/07      $73.10/bbl         (1.3)
      WTI Costless        1,000        Apr/07    $US 60.00 to
       Collars           bbls/d      - Jun/07      $80.00/bbl         (0.4)
    Natural Gas
      AECO Costless      18,948        Jul/06        $8.44 to
       Collars            mcf/d      - Oct/06      $10.63/mcf          6.0
      AECO Costless       9,474        Nov/06        $8.97 to
       Collars            mcf/d      - Mar/07      $12.56/mcf          1.1
      Fixed Price         4,737        Jul/06
                          mcf/d      - Oct/06       $9.50/mcf          2.2
      Puts               14,211        Jul/06
                          mcf/d      - Oct/06       $9.32/mcf          6.3
    Electricity
      Alberta Power
       Pool Swaps          2 MW        Jul/06
                                     - Dec/09       $57.00/MWh         0.2
    -------------------------------------------------------------------------
    Sub total                                                   $      8.8
    -------------------------------------------------------------------------
    Total                                                       $     (7.1)
    -------------------------------------------------------------------------

    10. Income taxes

    In Q2 2006, a $74 million future income tax rate recovery was recorded to reflect corporate income tax rate reductions substantively enacted by the
    Federal, Alberta and Saskatchewan Governments in the quarter.

    11. Related-party transactions

    Penn West incurred $2.3 million (2005 - $ 1.9 million) of legal fees at a law firm where a partner is also a director of Penn West.

                            Investor Information
    -------------------------------------------------------------------------

    Penn West Energy Trust is a senior oil and natural gas income trust based in Calgary, Alberta that trades on the Toronto Stock Exchange under the symbol
PWT.UN and on the New York Stock Exchange under the symbol PWE.

    A conference call will be held to discuss Penn West's results at 9:00 a.m.
Mountain Time, 11:00 a.m. Eastern Time on Tuesday, August 15, 2006. The North
American conference call number is 1-800-814-4941 toll-free or 416-644- 3434 in the Toronto area. A taped recording will be available until Tuesday, August
22, by dialing 1-877-289-8525 or 416-640-1917 and entering pass code 21196955 followed by the number sign. This call will be broadcast live on the Internet and may be accessed directly on the Penn West website www.pennwest.com or at the following URL:
http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID(equal sign)1539340.
    >>
    %SEDAR: 00022266E          %CIK: 0001334388

    /For further information: PENN WEST ENERGY TRUST, Suite 2200, 425 - First
Street S.W., Calgary, Alberta, T2P 3L8, Phone: (403) 777-2500, Fax: (403)
777-2699, Toll Free: (866) 693-2707, Website: www.pennwest.com; Investor
Relations: Phone: (888) 770-2633, E-mail: investor_relations(at)pennwest.com,

William Andrew, President and CEO, Phone: (403) 777-2502, E-mail:
bill.andrew(at)pennwest.com/
    (PWT.UN. PWE)

CO:  Penn West Energy Trust

CNW 20:52e 14-AUG-06